Filed by Ocean Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

     Devon and Ocean filed a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission on March 20, 2003. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean, their respective directors and officers, and the interests of their officers and directors in the merger may be found in the definitive proxy statement/prospectus that forms a part of the Registration Statement on Form S-4, as amended, filed by Devon on March 20, 2003.

Ocean Energy, Inc. (ticker: OEI, exchange: New York Stock Exchange) News Release — Mar-19-2003

Ocean Energy Apparent High Bidder on 22 Gulf of Mexico Blocks

HOUSTON, Mar 19, 2003 (BUSINESS WIRE) — Ocean Energy Inc. (NYSE:OEI) and partners were the apparent high bidders on 22 blocks in the Central Gulf of Mexico Lease Sale 185 held earlier today. The company’s net total exposure for its high bids on 18 deepwater blocks and four shelf blocks was approximately $11.5 million. The bids are subject to approval by the U.S. Interior Department’s Minerals Management Service (MMS).

“The deepwater leases are strategically located near blocks that are part of our existing exploratory holdings,” said John Schiller, executive vice president — exploration and production. “These additional blocks will strengthen our position in these areas as we continue our deepwater development and exploration activity.”

Ocean gained an interest in 17 deepwater blocks located in the Green Canyon area of the Gulf. The company will hold a 100 percent interest in two of them and a 33 percent interest in the others with partners Kerr-McGee Corporation and Unocal Corporation. Additionally the company gained a 50 percent interest in deepwater Walker Ridge Block 199 with the remaining interest held by Kerr-McGee. On the shelf, Ocean was the high bidder for a 100 percent interest in four blocks in the Eugene Island area.

The new blocks will add 123,680 gross acres to the company’s extensive holdings in the Gulf of Mexico and bring its total number of federal Gulf blocks to 517, including 377 in the deepwater.

On Feb. 24, Ocean announced its intention to merge with Devon Energy Corporation. The proposed merger is expected to occur in late April, subject to satisfaction of customary closing conditions, including the approval of Ocean’s and Devon’s stockholders. Devon also participated in the sale and was apparent high bidder on 11 blocks. If the merger is completed and assuming approval of these bids, the combined company will hold a total of 789 federal Gulf blocks, with 489 in the deepwater.

Ocean Energy Inc. is an independent energy company engaged in the exploration, development, production and acquisition of crude oil and natural gas. North American operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Rocky Mountains, Permian Basin, Arklatex, Anadarko, East Texas, North Louisiana and the Gulf Coast regions. Internationally, Ocean holds a leading position among U.S. independents in West Africa with oil and gas activities in Equatorial Guinea, Angola, Nigeria and Cote d’Ivoire. The company also conducts operations in Egypt, the Russian Republic of Tatarstan, Brazil and Indonesia.

INVESTOR NOTICES

Investors and security holders are advised to read the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed merger because it contains important information. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Devon and Ocean with the SEC at the SEC’s Web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: 405/552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy Inc. 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: 713/265-6161, e-mail: ir@oceanenergy.com.

Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

CONTACT:	Ocean Energy Inc., Houston
Bruce Busmire, 713/265-6161 (financial)
or
Janice Aston White, 713/265-6164 (media)